Issuer Free Writing Prospectus Pursuant to Rule 433
Relating to Prospectus Supplement dated June 25, 2010 to
Prospectus dated April 10, 2008, Registration No. 333-150183

PRESS RELEASE

Omega Announces Launch of New Equity Shelf Program
and Anticipated Closing of Remaining CapitalSource Facilities

HUNT VALLEY, Md., Jun 25, 2010 -- Omega Healthcare Investors, Inc. (NYSE:OHI) (the “Company”) today announced that it has entered into separate equity distribution agreements to sell shares of its common stock having an aggregate gross sales price of up to $140,000,000. In addition, the Company today announced that it has received the consent of the U.S. Department of Housing and Urban Development (“HUD”) in connection with the Company’s contemplated acquisition of 40 long-term care facilities (the “HUD Portfolio”) from affiliates of CapitalSource Inc. (“CapitalSource”) for a purchase price of approximately $270 million.

$140 Million Equity Shelf Program

The Company has entered into separate equity distribution agreements to sell shares of its common stock having an aggregate gross sales price of up to $140,000,000 (the “Agreements”) with each of BofA Merrill Lynch, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities, Jefferies & Company, Inc., RBS Securities Inc., Stifel Nicolaus & Company, Incorporated and UBS Securities LLC, each as sales agents and/or principal (collectively, the “Managers”). Under the terms of the Agreements, the Company may from time to time offer and sell shares of its common stock, having an aggregate gross sales price of up to $140,000,000 through or to the Managers.

Sales of the shares made pursuant to the Agreements, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices or as otherwise agreed with the Managers. Under the terms of the Agreements, the Company may also sell shares to each of the Managers as principal for its own respective account, at a price agreed upon at the time of sale. If the Company sells shares to any of the Managers, as principal, the Company will enter into a separate terms agreement with the applicable Manager, setting forth the terms of such transaction, and the Company will describe the agreement in a separate prospectus supplement or pricing supplement.

The shares will be offered under a prospectus supplement describing the program dated June 25, 2010, which was filed pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission.

The Company intends to use the net proceeds of the offering for working capital and general corporate purposes.

The Company is not obligated to sell and the Managers are not obligated to buy or sell any shares under the Agreements. No assurance can be given that the Company will sell any shares under the Agreements, or, if it does, as to the price or amount of shares that it sells, or the dates when such sales will take place.

Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the Company’s effective shelf registration statement. A copy of the prospectus supplement and prospectus relating to the offering through the equity shelf program may be obtained by contacting either:

BofA Merrill Lynch 4 World Financial Center New York, New York 10080 Attn: Preliminary Prospectus Dept. Prospectus.Requests@ml.com	Credit Agricole Securities (USA) Inc. 1301 Avenue of Americas New York, New York 10019 Attn: Equity Capital Markets equitycapitalmarkets@ca-cib.com (212) 408-5680	Deutsche Bank Securities Inc. 100 Plaza One Jersey City, New Jersey 07311 Attn: Prospectus Department prospectus.cpdg@db.com (800) 503-4611

Jefferies & Company, Inc. 520 Madison Avenue New York, NY, 10022 Attn: Syndicate Prospectus Department (888) 449-2342	RBS Global Banking & Markets RBS Americas HQ 600 Washington Boulevard Stamford, Connecticut, 06901 (203) 897-9890	Stifel, Nicolaus & Company One South St., 15th Floor Baltimore, MD 21202 Attn: Equity Syndicate (443) 224-1433

UBS Investment Bank 299 Park Ave New York, NY 10171 Attn: Prospectus Department (877) 827-6444 Ext. 5613884

HUD Consent to Acquire Remaining CapitalSource Facilities

The Company has received “approval of transfer of physical assets” from HUD in connection with its contemplated acquisition of the HUD Portfolio pursuant to the terms of the securities purchase agreement between the parties executed and announced in November of 2009. The Company expects to consummate its acquisition of the HUD Portfolio on or around June 29, 2010. The consummation of the Company’s acquisition of the HUD Portfolio is subject to customary closing conditions, and there can be no assurance as to when or whether such transaction will be consummated.

Omega Healthcare Investors, Inc. is a real estate investment trust investing in and providing financing to the long-term care industry. At March 31, 2010, the Company owned or held mortgages on 293 skilled nursing facilities, assisted living facilities and other specialty hospitals with approximately 34,279 licensed beds (32,835 available beds) located in 32 states and operated by 35 third-party healthcare operating companies. In addition, the Company has two closed facilities currently held for sale.

This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of the Company’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) regulatory and other changes in the healthcare sector, including without limitation, changes in Medicare reimbursement; (iii) changes in the financial position of the Company’s operators; (iv) the ability of operators in bankruptcy to reject unexpired lease obligations, modify the terms of the Company’s mortgages, and impede the ability of the Company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor’s obligations; (v) the availability and cost of capital; (vi) competition in the financing of healthcare facilities; (vii) the Company’s ability to maintain its status as a real estate investment trust; and (viii) other factors identified in the Company’s filings with the Securities and Exchange Commission. Statements regarding future events and developments and the Company’s future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements.

Omega Healthcare Investors, Inc.
Bob Stephenson, CFO
410-427-1700

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Omega Healthcare Investors, Inc. has filed a shelf registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and the related prospectus supplement  and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or from the Managers as described above.